Exhibit 99.1

A U D I T E D   F I N A N C I A L   S T A T E M E N T S

SunBelt Chlor Alkali Partnership

For the Two Months Ended February 28, 2011 and

Years Ended December 31, 2010 and 2009

With Report of Independent Auditors

SunBelt Chlor Alkali Partnership

Audited Financial Statements

For the Two Months Ended February 28, 2011 and

the Years Ended December 31, 2010 and 2009

Report of Independent Auditors

The Partners

SunBelt Chlor Alkali Partnership

We have audited the accompanying balance sheets of SunBelt Chlor Alkali Partnership as of February 28, 2011 and December 31, 2010, and the related statements of income, partners’ capital and cash flows for the two months ended February 28, 2011 and for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunBelt Chlor Alkali Partnership at February 28, 2011 and December 31, 2010, and the results of its operations and its cash flows for the two months ended February 28, 2011 and for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

May 3, 2011

SunBelt Chlor Alkali Partnership

Balance Sheets

	February 28, 2011	December 31, 2010
Assets
Current assets:
Cash	$2,693	$1,000
Marketable securities	8,941,923	—
Receivable from OxyVinyls, LP	7,092,320	4,902,240
Receivables from partners	16,786,212	12,427,474
Inventories	2,255,767	2,741,214
Prepaid expenses and other current assets	909,994	1,109,384

Total current assets	35,988,909	21,181,312

Property, plant and equipment, net	75,719,069	78,103,299
Deferred financing costs, net	547,677	561,035

Total assets	$112,255,655	$99,845,646

Liabilities and partners’ capital
Current liabilities:
Amounts payable to partners	$8,957,566	$9,124,623
Accrued interest	1,028,016	—
Current portion of long-term debt	12,187,500	12,187,500

Total current liabilities	22,173,082	21,312,123

Long-term debt	73,125,000	73,125,000

Partners’ capital	16,957,573	5,408,523

Total liabilities and partners’ capital	$112,255,655	$99,845,646

See accompanying notes.

SunBelt Chlor Alkali Partnership

Income Statements

	Two Months Ended February 28,	Year Ended December 31
	2011	2010	2009
Revenues	$30,469,118	$157,281,096	$167,442,320

Operating costs and expenses:
Cost of sales	13,233,988	78,349,655	71,292,948
Depreciation	2,661,170	16,118,320	16,186,747
Loss on disposal of assets	—	115,816	397,166
Administrative and general expenses	1,934,303	11,544,676	11,906,084

	17,829,461	106,128,467	99,782,945

Operating income	12,639,657	51,152,629	67,659,375

Other income	—	2,500,000	—
Interest expense, net	(1,040,607)	(7,112,901)	(7,966,219)

Income before taxes	11,599,050	46,539,728	59,693,156
State income tax expense	(50,000)	(387,472)	(315,000)

Net income	$11,549,050	$46,152,256	$59,378,156

See accompanying notes.

SunBelt Chlor Alkali Partnership

Statements of Changes in Partners’ Capital

	Partners
	Olin SunBelt	1997 Venture, Inc.	Total
Balance at December 31, 2008	$6,482,735	$6,482,735	$12,965,471
Cash distributions to partners	(34,410,291)	(34,410,291)	(68,820,582)
Net income	29,689,078	29,689,078	59,378,156

Balance at December 31, 2009	1,761,522	1,761,522	3,523,045
Cash distributions to partners	(22,133,389)	(22,133,389)	(44,266,778)
Net income	23,076,128	23,076,128	46,152,256

Balance at December 31, 2010	2,704,261	2,704,261	5,408,523
Net income	5,774,525	5,774,525	11,549,050

Balance at February 28, 2011	$8,478,786	$8,478,786	$16,957,573

See accompanying notes.

SunBelt Chlor Alkali Partnership

Statements of Cash Flows

	Two Months Ended February 28,	Year Ended December 31
	2011	2010	2009
Operating activities
Net income	$11,549,050	$46,152,256	$59,378,156
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,661,170	16,118,320	16,186,747
Amortization	13,358	80,148	80,148
Loss on disposal of assets	—	113,590	397,166
Changes in assets and liabilities:
Receivables from Oxy Vinyls	(2,190,080)	965,717	(3,725,727)
Receivables from partners	(4,358,738)	(5,575,309)	10,499,451
Inventories	485,447	(545,987)	(390,627)
Amounts payable to partners	(167,057)	(101,508)	1,759,301
Accrued interest on long-term debt	1,028,016	—	—
Prepaid expenses and other	224,123	90,377	(84,018)

Net cash provided by operating activities	9,245,289	57,297,604	84,100,597

Investing activities
Purchases of property, plant and equipment	(301,673)	(858,963)	(3,103,973)
Purchases of marketable securities	(8,941,923)	(15,715,135)	—
Proceeds from maturity of marketable securities	—	15,730,000	—

Net cash used by investing activities	(9,243,596)	(844,098)	(3,103,973)

Financing activities
Cash distributions to partners	—	(44,266,778)	(68,820,582)
Principal payments on long-term debt	—	(12,187,500)	(12,187,500)

Net cash used by financing activities	—	(56,454,278)	(81,008,082)

Net increase (decrease) in cash	1,693	(772)	(11,458)
Cash at beginning of year	1,000	1,772	13,230

Cash and cash equivalents at end of period	$2,693	$1,000	$1,772

See accompanying notes.

SunBelt Chlor Alkali Partnership

Notes to Financial Statements

For the Two Months Ended February 28, 2011 and

Years Ended December 31, 2010 and 2009

1. Organization

SunBelt Chlor Alkali Partnership (the Partnership) was formed on August 23, 1996, under a Partnership Agreement, between 1997 Chlor Alkali Venture, Inc. and Olin SunBelt Inc. (the Partners). 1997 Chlor Alkali Venture, Inc. is a wholly owned subsidiary of PolyOne Corporation and Olin SunBelt Inc. is a wholly owned subsidiary of the Olin Corporation. Each of the Partners has a 50% interest in the Partnership. The Partnership Agreement provides that the capital investment of the Partners will be maintained and the Partnership’s income or loss will be allocated to the Partners based on their ownership interest percentages.

The Partnership was formed for the purpose of construction and operation of a Chlor-Alkali facility. The facility, which is located in McIntosh, Alabama produces chlorine, caustic soda and hydrogen.

On February 28, 2011, PolyOne Corporation sold its 50% interest in the Partnership to Olin Corporation.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents held by the Partnership as of February 28, 2011 and December 31, 2010.

Marketable Securities

Marketable securities are composed of available-for-sale securities and are reported at fair value, based on quoted prices in active markets. During 2011, the Partnership purchased two U.S. Treasury bonds for $8,941,923. During 2010, the Partnership purchased a U.S. Treasury bond for $15,715,135 and proceeds in the amount of $15,730,000 were received upon maturity, resulting in a realized gain of $14,865 as of December 31, 2010.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

SunBelt Chlor Alkali Partnership

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Property, Plant and Equipment and Depreciation

Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized. Maintenance and repair expenditures which do not improve or extend the life of the respective assets are expensed as incurred. Depreciation for all plant and equipment is computed using the straight-line method over their estimated useful lives. The ranges of estimated useful lives are as follows:

Land improvements	20 years
Buildings	20 years
Machinery and equipment	5–20 years

Long-lived assets are assessed for impairment when operating profits for the related business or a significant change in the use of an asset indicate that their carrying value may not be recoverable.

Deferred Financing Costs

Costs incurred by the Partnership in obtaining its long-term debt are deferred and amortized over the term of the debt.

Financial Instruments

The carrying values of cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair value of our long-term debt was estimated based on current market rates for debt of similar risk and maturities. At February 28, 2011 and December 31, 2010, the estimated fair value of debt was approximately $89,200,000 and $88,000,000, which compares to debt recorded on the balance sheet of $85,312,500 at February 28, 2011 and December 31, 2010.

Revenue Recognition

The Partnership recognizes revenues upon passage of title which is based on shipping terms.

SunBelt Chlor Alkali Partnership

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Shipping and Handling Costs

Shipping and handling costs are reflected in costs of sales.

Income Taxes

No provision is made for income taxes other than the Texas state gross margin tax as the Partnership’s results of operations are includable in the tax returns of the Partners. The Partnership did not pay taxes during the two months ended February 28, 2011 and paid taxes of $324,472 and $317,193 for the years ended December 31, 2010 and 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

Since the Partnership’s major products are commodities, significant changes in the prices of chemical products could have a significant impact on the results of operations for any particular period. The Partnership had one major chlorine customer, OxyVinyls LP, during the periods presented, which accounted for 45%, 47% and 38% of total revenues for the two month period ended February 28, 2011 and for the years ended December 31, 2010 and 2009, respectively.

Subsequent Events

The Company has evaluated subsequent events through May 3, 2011, which is the date the financial statements were available to be issued, and it has concluded there were no subsequent events that required recognition or disclosure.

SunBelt Chlor Alkali Partnership

Notes to Financial Statements (continued)

3. Inventories

Inventories are comprised as follows:

	February 28,	December 31,
	2011	2010
Finished goods	$1,251,376	$1,744,944
Production parts	1,004,391	996,270

	$2,255,767	$2,741,214

4. Property, Plant and Equipment, net

Property, plant and equipment, net are comprised as follows:

	February 28, 2011	December 31, 2010
Land and land improvements	$4,862,826	$4,862,826
Building	4,084,254	4,084,254
Machinery and equipment	239,557,527	239,638,514
Construction-in-process	1,056,885	755,208

	249,561,492	249,340,802
Less allowance for depreciation	173,842,423	171,237,503

	$75,719,069	$78,103,299

SunBelt Chlor Alkali Partnership

Notes to Financial Statements (continued)

5. Transactions With Affiliates

The Partnership has various management service agreements, dated August 23, 1996, with the Olin Corporation. These agreements, which include compensation for managing the facility, an asset utilization fee, a fleet fee and a distribution fee, have terms from five to ten years with five year price adjustment renewals. Charges for these services were $1,464,296, $8,960,571 and $8,412,847 for the two months ended February 28, 2011 and for the year ended December 31, 2010 and 2009, respectively, and are included in administrative and general expenses in the income statements.

The Partnership’s cash policy prohibits distributions to the Partners until the cash balance is sufficient to cover both the debt principal payments and interest expense for the year. The Partnership made no distributions to the Partners during the two months ended February 28, 2011. For the years ended December 31, 2010 and 2009, the Partnership made distributions to the Partners totaling $44,266,778 and $68,820,582, respectively.

In accordance with the Partnership Operating Agreement, the majority of chlorine produced by the Partnership is sold to OxyVinyls LP. The remaining chlorine and all of the caustic soda produced by the Partnership is marketed and distributed by the Olin Corporation.

SunBelt Chlor Alkali Partnership

Notes to Financial Statements (continued)

6. Long-Term Debt

On December 23, 1997, the Partnership borrowed $195,000,000 in a private placement of debt. The debt is secured by the property, plant, equipment and inventory of the Partnership. The term of the loan is 20 years at an interest rate of 7.23%. The first principal payment of $12,187,500 was paid on December 22, 2002, with equal annual payments due through December 22, 2017. Interest is payable semi-annually in arrears on June 22 and December 22. No interest payments were made during the two months ended February 28, 2011. For the years ended December 31, 2010 and 2009, interest payments totaled $7,049,250 and $7,930,406, respectively. Through February 28, 2011, the debt was guaranteed by the Partners. As of February 28, 2011, Olin assumed PolyOne’s guarantee. Until the guarantee is formally assigned to Olin, PolyOne remains obligated under the guarantee, although Olin has agreed to indemnify PolyOne for amounts that PolyOne may be obligated to pay under the guarantee.

7. Leases

The Partnership has operating leases for certain property, machinery and equipment. At February 28, 2011, future minimum lease payments under noncancelable operating leases are as follows:

2011	$1,758,630
2012	2,107,826
2013	2,107,826
2014	1,840,451
2015	1,600,462
Thereafter	124,479

Total minimum future lease payments	$9,539,675

Rent expense was $349,196, $2,060,414 and $1,879,007 for the two months ended February 28, 2011 and for the years ended December 31, 2010 and 2009, respectively.

SunBelt Chlor Alkali Partnership

Notes to Financial Statements (continued)

8. Commitments and Contingencies

The Partnership is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for any potential loss when the loss is probable and reasonably estimable. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the financial condition, results of operations, or cash flows of the Partnership.

Hurricane Ike caused a business interruption related to the Partnership’s operations from September 17, 2008 to October 1, 2008. The Partnership maintains business interruption insurance to partially mitigate any losses incurred. The Partnership recognizes insurance recoveries in the period they are realized. In June 2010, the Partnership received $2,500,000 in business interruption proceeds relating to Hurricane Ike, which was recorded as other income on the income statement for the year ended December 31, 2010.